Exhibit 99.1

Financial News

CIBC ANNOUNCES SECOND QUARTER 2017 RESULTS

Toronto, ON – May 25, 2017 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the second quarter ended April 30, 2017.

Second quarter highlights

•	Reported net income was $1,050 million, compared with $941 million for the second quarter a year ago, and $1,407 million for the prior quarter.

•	Adjusted net income(1) was $1,070 million, compared with $962 million for the second quarter a year ago, and $1,166 million for the prior quarter.

•	Reported diluted earnings per share (EPS) was $2.59, compared with $2.35 for the second quarter a year ago, and $3.50 for the prior quarter.

•	Adjusted diluted EPS(1) was $2.64, compared with $2.40 for the second quarter a year ago, and $2.89 for the prior quarter.

•	Reported return on common shareholders’ equity (ROE) was 17.7% and adjusted ROE(1) was 18.1%.

“In the second quarter, each of our business units performed well,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “We delivered robust growth with continued progress on CIBC’s integrated bank-wide priorities to deepen client relationships, foster innovation that our clients want and simplify our bank. In addition, after the end of the quarter, we marked an important milestone with PrivateBancorp, Inc. shareholders voting overwhelmingly in favour of our proposed merger. We are now focused on obtaining the remaining regulatory approvals and finalizing our integration plans as we work toward closing the deal in June.”

Results for the second quarter of 2017 were affected by the following items of note aggregating to a negative impact of $0.05 per share:

•	$20 million ($15 million after-tax) in transaction and integration-related costs associated with the acquisition of PrivateBank; and

•	$6 million ($5 million after-tax) amortization of intangible assets.

At April 30, 2017, CIBC’s Basel III Common Equity Tier 1, Tier 1 and Total capital ratios were 12.2%, 13.5% and 15.4%, respectively, on an all-in basis compared with 11.9%, 13.2% and 15.2%, respectively, at the end of the prior quarter. CIBC’s Basel III leverage ratio at April 30, 2017 was 4.1% on an all-in basis.

Core business performance

Retail and Business Banking reported net income of $647 million for the second quarter, down $5 million or 1% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $648 million, up $25 million or 4% from the second quarter a year ago. Solid volume growth and higher fees were partially offset by narrower spreads and higher spending on strategic initiatives.

Retail and Business Banking continued to make progress against our objectives of leadership in profitable revenue growth and client experience.

•	We completed the transformation of 30 banking centre locations in the first two quarters of 2017, reflecting shifting client behaviours to leverage digital channels for routine transactions while increasing our focus on advice in these centres;
•	In the second quarter we earned the highest score for mobile banking functionality among the five largest retail banks in Canada in Forrester Research Inc.’s 2017 Canadian Mobile Banking Functionality Benchmark report, reflecting the investments made in client experience through digital channels; and

•	In the second quarter we introduced a voice-enabled search feature on CIBC’s Mobile Banking App, offering a more personalized and convenient solution for clients – a first-to-market Canadian banking functionality.

Wealth Management reported net income of $154 million for the second quarter, up $41 million or 36% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $155 million, up $40 million or 35% from the second quarter a year ago, driven by higher revenue, partially offset by higher expenses. The higher revenue was driven by growth in assets under administration.

During the second quarter of 2017, Wealth Management continued its progress in support of our strategic focus to enhance client experience, drive asset growth, and simplify our business platform:

•	We completed eight co-locations of CIBC Private Banking and Wood Gundy teams in select locations across the country, delivering a more integrated offer for our high-net-worth clients; and

•	CIBC Atlantic Trust Private Wealth Management was recognized with two Private Asset Management awards for our industry-leading performance.

Earlier this month, we launched the CIBC Private Wealth Management brand campaign, to build awareness of our integrated offer and elevate our focus on the high-net-worth segment.

Capital Markets reported net income of $292 million for the second quarter, up $40 million or 16% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $292 million, up $32 million or 12%, primarily due to a reversal of credit losses compared with a provision for credit losses in the same quarter last year, partially offset by lower revenue. Revenue was lower primarily due to lower interest rate and foreign exchange trading and lower equity underwriting activity, partially offset by higher investment portfolio gains.

As a leading capital markets franchise in Canada serving clients around the world, Capital Markets acted during the second quarter of 2017 as:

•	Joint bookrunner and co-lead arranger on a US$3.5 billion credit facility for CPPIB Capital Inc.;

•	Joint bookrunner on a $1.5 billion bond offering for Bell Canada;

•	Joint bookrunner on a US$500 million and $325 million dual tranche bond offering for TELUS Corporation;

•	Joint bookrunner on a $750 million bond offering for Husky Energy Inc.;

•	Lead manager on a $700 million 30-year bond offering for the Province of Alberta; and

•	Lead manager and joint bookrunner on a $390 million Initial Public Offering for Canada Goose Holdings Inc.

(1)	For additional information, see the “Non-GAAP measures” section.

Credit quality

Provision for credit losses was $179 million. Excluding the increase in the collective allowance of $40 million in the second quarter a year ago reported as an item of note, the provision for credit losses was down $105 million or 37% from the same quarter last year. This decrease was primarily driven by better performance in the oil and gas sector.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of our 2016 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

				For the three months ended		For the six months ended
$ millions		2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$1,035	$1,393	$926	$2,428	$1,894
After-tax impact of items of note (1)		20	(241)	21	(221)	68
Adjusted net income attributable to common shareholders (2)	B	$1,055	$1,152	$947	$2,207	$1,962
Diluted weighted-average common shares outstanding (thousands)	C	400,577	398,311	395,150	399,413	396,302
Reported diluted EPS ($)	A/C	$2.59	$3.50	$2.35	$6.08	$4.78
Adjusted diluted EPS ($) (2)	B/C	2.64	2.89	2.40	5.53	4.95
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	D	$23,932	$22,674	$20,899	$23,293	$21,068
Reported return on common shareholders’ equity	A/D(3)	17.7%	24.4%	18.0%	21.0%	18.1%
Adjusted return on common shareholders’ equity (2)	B/D(3)	18.1%	20.1%	18.4%	19.1%	18.7%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2017	Reported net income (loss)	$ 647	$154	$292	$(43)	$1,050
Apr. 30	After-tax impact of items of note (1)	1	1	-	18	20
	Adjusted net income (loss) (2)	$ 648	$155	$292	$(25)	$1,070
2017	Reported net income (loss)	$ 953	$133	$371	$(50)	$1,407
Jan. 31	After-tax impact of items of note (1)	(244)	2	-	1	(241)
	Adjusted net income (loss) (2)	$ 709	$135	$371	$(49)	$1,166
2016	Reported net income (loss)	$ 652	$113	$252	$(76)	$941
Apr. 30	After-tax impact of items of note (1)	(29)	2	8	40	21
	Adjusted net income (loss) (2)	$ 623	$115	$260	$(36)	$962

$ millions, for the six months ended
2017	Reported net income (loss)	$ 1,600	$287	$663	$(93)	$2,457
Apr. 30	After-tax impact of items of note (1)	(243)	3	-	19	(221)
	Adjusted net income (loss) (2)	$ 1,357	$290	$663	$(74)	$2,236
2016	Reported net income (loss)	$ 1,336	$232	$496	$(141)	$1,923
Apr. 30	After-tax impact of items of note (1)	(27)	5	12	78	68
	Adjusted net income (loss) (2)	$ 1,309	$237	$508	$(63)	$1,991
(1)	Reflects impact of items of note below.
(2)	Non-GAAP measure.
(3)	Annualized.

2     CIBC Second Quarter 2017 News Release

Items of note

	For the three months ended			For the six months ended
$ millions	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
Gain on the sale and lease back of certain retail properties	$-	$(299)	$-	$(299)	$-
Gain, net of related transaction and severance costs, on the sale of a processing centre	-	-	(53)	-	(53)
Loss from the structured credit run-off business (1)	-	-	11	-	16
Amortization of intangible assets	6	6	7	12	16
Transaction and integration-related costs associated with the acquisition of PrivateBank (2)	20	-	-	20	-
Increase in legal provisions	-	-	77	-	77
Increase in collective allowance recognized in Corporate and Other (3)	-	-	40	-	109
Pre-tax impact of items of note on net income	26	(293)	82	(267)	165
Income tax impact on above items of note	(6)	52	(31)	46	(52)
Income tax recovery due to the settlement of transfer pricing-related matters	-	-	(30)	-	(30)
Income tax recovery arising from a change in our expected utilization of tax loss carryforwards	-	-	-	-	(15)
After-tax impact of items of note on net income	$20	$(241)	$21	$(221)	$68
(1)	Shown as an item of note through to October 31, 2016.
(2)	Transaction costs include legal and other advisory fees, as well as financing costs associated with pre-funding the cash component of the merger consideration. Integration costs are comprised of direct and incremental costs incurred as part of planning for integrating the businesses of PrivateBank with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, consulting fees and marketing costs related to rebranding activities.
(3)	Relates to the collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective strategic business units.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and our communities. During the quarter we:

•	Announced special partnerships in celebration of our 150th anniversary with Immigration Refugees and Citizenship Canada, Parks Canada, and Marielle Thompson as our newest CIBC150 Ambassador; and

•	Invested $700,000 in support of volunteer programs at Princess Margaret Cancer Centre and Northern Cancer Foundation, in recognition of the critical role volunteers play in the lives of those affected by cancer.

Since last quarter, CIBC was:

•	Named the North American Customer Experience Diamond Award winner by Clarabridge; and

•	Recognized as one of Canada’s Best Diversity Employers by Mediacorp.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s second quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s second quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance” and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2016 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2017” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2017 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2017” section of our 2016 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in

CIBC Second Quarter 2017 News Release     3

monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all or the possibility that the acquisition does not close when expected or at all because all of the required approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section starting on page 40 of our 2016 Annual Report. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

Conference Call/Webcast

The conference call will be held at 8:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-866-696-5910, passcode 8668706#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 9084131#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2017 second quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 4049998#) and French (514-861-2272 or 1-800-408-3053, passcode 2130318#) until 11:59 p.m. (ET) June 1, 2017. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units – Retail and Business Banking, Wealth Management and Capital Markets – CIBC offers a full range of products and services through its comprehensive electronic banking network, banking centres and offices across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/ or by following on Twitter @CIBC, Facebook (www.facebook.com/CIBC) and Instagram @CIBCNow.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

John Ferren, SVP	416-980-2088	john.ferren@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com
Media Inquiries: Financial, business and trade media may contact:
Erica Belling	416-594-7251	erica.belling@cibc.com
Caroline Van Hasselt	416-784-6699	caroline.vanhasselt@cibc.com

4     CIBC Second Quarter 2017 News Release